EXHIBIT 99.1

T 778.379.0040 F 604.688.2419 ir@levon.com Suite 500, 666 Burrard Street Vancouver, BC V6C 2X8

June 3, 2015	TSX Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON SHAREHOLDERS AND OPTIONHOLDERS VOTE IN FAVOUR OF THE PLAN OF ARRANGEMENT INVOLVING SCIVAC LTD. AND 1027949 B.C. LTD.

Levon Resources Ltd. ("Levon" or the "Company") is pleased to announce that Levon's shareholders (the "Shareholders") and optionholders (together with the Shareholders, the "Securityholders") have voted today at the special meeting of Securityholders (the "Meeting") to approve the previously announced plan of arrangement (the "Arrangement") involving SciVac Ltd. ("SciVac"), Levon and 1027949 B.C. Ltd. The Arrangement was approved by 97.64% of the votes cast by Shareholders and 98.06% of the votes cast by Securityholders, voting together as a single class, at the Meeting.

Ron Tremblay, President and Chief Executive Officer of Levon, said "We are pleased that Levon's Securityholders have overwhelmingly approved the Arrangement, helping to create tremendous shareholder value. In a difficult market for resource issuers, Levon has given Shareholders the opportunity to diversify their holdings by spinning out its mining assets and allowing Shareholders to also participate in the pharmaceutical industry through this transaction with SciVac".

For details of the Arrangement, please see Levon's management information circular dated May 1, 2015 and Levon's press release dated March 20, 2015, both of which have been filed on Levon's profile on SEDAR at www.sedar.com.

Levon's application to the Supreme Court of British Columbia to obtain the final order approving the Arrangement is scheduled for Thursday, June 4, 2015. The Company looks forward to satisfying the remaining conditions and successfully completing the Arrangement.

Shareholders with questions regarding the deposit of Levon shares to the Arrangement can contact Valiant Trust Company at 1-866-313-1872 or by email at inquiries@valianttrust.com.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the Company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 778-379-0040.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, include, but are not limited to, statements regarding the receipt of the approval of the Supreme Court of British Columbia and the completion of the Arrangement and are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

1